FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 12, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Launches Satellite TV in Russia

November 12, 2014

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, in partnership with Sistema Mass Media (“SMM”), one of the largest media holdings in Russia, majority-owned by Sistema JSFC (LSE: SSA), the largest publicly-traded diversified holding company in Russia and the CIS and the parent company of MTS, announces the launch of satellite TV services under the MTS brand throughout Russia.

MTS  will offer satellite TV subscribers 160 TV channels (including 30 high-definition (HD) channels)  available in six languages and  access to a variety of value-added services, including delayed viewing, pausing, video-on-demand, an interactive TV-guide, weather forecasts, maps, currency rates information using MTS SIM card integrated in a set-top-box.

MTS satellite TV will be broadcast using ABS-2 satellite throughout 95% of the territory of Russia in the DV2-S2 standard.

Under the partnership agreement, SMM provides licenses for satellite TV broadcasting and ensures leasing of satellite channels while MTS manages the project, works with the content owners, oversees construction of the infrastructure on the ground, marketing, billing and customer service.

Mr. Vasyl Latsanych, MTS Vice President and Chief Marketing Officer, commented, “One of the three pillars of our 3D strategy — Differentiation — reflects our mission to offer our customers unique products and services to enhance their digital lives. In line with our strategy to leverage our mobile, fixed and retail networks to expand into complimentary lines of business, MTS is entering the satellite TV market and will focus on developing satellite TV offerings in the areas where digital cable TV is not available. We believe that MTS is uniquely positioned to succeed in this market through the strength of our brand, the quality and diversity of our content portfolio, our unrivalled retail network of 4,100 stores spread out across Russia, and the expertise of our management team in cable and mobile TV services.”

Mr. Vitaly Studitskikh, MTS Director for Satellite TV and CEO of TSTV LLC, SMM’s subsidiary, said, “Subscribers of pay TV services are increasingly looking for quality products that go well beyond traditional linear TV. Under the MTS brand, we are offering high-tech 3G/WiFi-enabled set-top-boxes, giving customers control over their content consumption. MTS customers will be able to choose their channels ‘a la carte’ and have access to catch-up and video on-demand services. For the first time in the Russian market, consumers will be able to enjoy a truly personalized TV experience.”

The base subscriber package includes a satellite antenna, an annual subscription to 160 channels and a smart set-top-box, all priced at RUB 1,200.

MTS satellite TV subscribers will be able to top up their account in 500,000 points of sales and kiosks across Russia, through Internet or mobile applications and have access to 24/7 customer service. MTS subscribers using both mobile and satellite TV offerings will receive 20 percent of their monthly bill back (applied to their mobile account) and will be able to enroll in MTS Bonus, the MTS loyalty program.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: November 12, 2014